FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2. 3.	Summarised audited annual accounts for the year ended March 31, 2011 Press Release dated April 28, 2011 Certificate of S.R. Batliboi & Co., statutory auditors of the Bank

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: April 28, 2011	By:	/s/ Ranganath Athreya
		Name:	Ranganath Athreya

		Title:	General Manager - Joint Company Secretary & Head Compliance – Capital Markets & Non Banking Subsidiaries

ITEM 1
Registered Office: Landmark Race Course Circle, Vadodara - 390 007
Corporate Office: ICICI Bank Towers, Bandra-Kula Complex, Bandra (East), Mumbai - 400 051
Web site: http://www/iciicibank.com

UNCONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
		(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	7,156.45	5,826.98	25,974.05	25,706.93
	a) Interest/discount on advances/bills	4,535.13	3,816.78	16,424.78	17,372.73
	b) Income on investments	2,209.28	1,570.93	7,905.19	6,466.35
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	91.06	130.51	366.77	624.99
	d) Others	320.98	308.76	1,277.31	1,242.86
2.	Other income	1,640.67	1,890.84	6,647.90	7,477.65
3.	TOTAL INCOME (1)+(2)	8,797.12	7,717.82	32,621.95	33,184.58
4.	Interest expended	4,646.72	3,792.04	16,957.15	17,592.57
5.	Operating expenses (e)+(f)+(g)	1,845.47	1,526.89	6,617.25	5,859.83
	e) Employee cost	856.62	582.70	2,816.94	1,925.79
	f) Direct marketing expenses	45.28	45.77	157.03	125.48
	g) Other operating expenses	943.57	898.42	3,643.28	3,808.56
6.	TOTAL EXPENDITURE (4)+(5) excluding provisions and contingencies)	6,492.19	5,318.93	23,574.40	23,452.40
7.	OPERATING PROFIT (3)–(6) (Profit before provisions and contingencies)	2,304.93	2,398.89	9,047.55	9,732.18
8.	Provisions (other than tax) and contingencies	383.61	989.75	2,286.84	4,386.86
9.	Exceptional items	∙∙	∙∙	∙∙	∙∙
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	1,921.32	1,409.14	6,760.71	5,345.32
11.	Tax expense (h)+(i)	469.21	403.57	1,609.33	1,320.34
	h) Current period tax	560.58	342.31	2,141.11	1,600.78
	i) Deferred tax adjustment	(91.37)	61.26	(531.78)	(280.44)
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES (10)-(11)	1,452.11	1,005.57	5,151.38	4,024.98
13.	Extraordinary items (net of tax expense)	∙∙	∙∙	∙∙	∙∙
14.	NET PROFIT/(LOSS) FROM THE PERIOD (12)–(13)	1,452.11	1,005.57	5,151.38	4,024.98
15.	Paid-up equity share capital (face value (Rs.10/-)	1,151.82	1,114.89	1,151.82	1,114.89
16.	Reserves excluding revaluation reserves	53,938.83	50,503.48	53,938.83	50,503.48
17.	Analytical ratios
	i) Percentage of shares held by Government of India	∙∙	∙∙	∙∙	∙∙
	ii) Capital adequacy ratio	19.54%	19.41%	19.54%	19.41%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expenses (not annualised for three months) (in Rs.)	12.61	9.02	45.27	36.14
	b) Diluted EPS before and after extraordinary items, net of tax expenses (not annualised for three months) (in Rs.)	12.55	8.98	45.06	35.99

Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
		(Unaudited)	(Unaudited)	(Audited)	(Audited)
18.	NPA Ratio (in 1,2)
	i) Gross non-performing advances (net of write-off)	10,034.26	9,480.65	10,034.26	9,480.65
	ii) Net non-performing advances	2,407.36	3,841.11	2,407.36	3,841.11
	iii) % of gross non performing advances (net of write-off) to gross advances	4.47%	5.06%	4.47%	5.06%
	iv) % of net non-performing advances to net advances	1.11%	2.12%	1.11%	2.12%
19.	Return on assets (annualised)	1.47%	1.15%	1.35%	1.13%
20.	Public shareholding
	i) No. of shares	1,151,772,372	1,114,845,314	151,772,372	1,114,845,314
	ii) Percentage of shareholding	100	100	100	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered	∙∙	∙∙	∙∙	∙∙
	a) No. of shares	∙∙	∙∙	∙∙	∙∙
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	∙∙	∙∙	∙∙	∙∙
	c) Percentage of shares (as a % of the total share capital of the bank)	∙∙	∙∙		∙∙
	ii) Non-encumbered
	a) No. of shares	∙∙	∙∙		∙∙
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	∙∙	∙∙	∙∙
	c) Percentage of shares (as a % of the total share capital of the bank)	∙∙	∙∙	∙∙	∙∙
1.
At December 31, 2010, the gross non-performing advances (net of write-off) were 10,186.62 crore and the net non-performing advances were 2,872.74 crore.  At December 31, 2010, the percentage of gross non-performing advances (net of write-off) to gross advances (net of write-off) was 4.75% and percentage of net non-performing advances to net advances was 1.39%.

2.
At March 31, 2011, the percentage of gross non-performing customer assets to gross customer assets was 3.73% and net non-performing customer assets to net customer assets was 0.94%.  Customer assets include advances and credit substitutes.

SUMMARIZED UNCONSOLIDATED BALANCE SHEET
(Rs. in crore)
Particulars	At
	March 31, 2011	March 31, 2010
	(Audited)	(Audited)
Capital and Liabilities
Capital	1,151.82	1,114.89
Employees stock options outstanding	0.29	∙∙
Reserves and surplus	53,938.83	50,503.48
Deposits	225,602.11	202,016.60
Borrowings (includes preference shares and subordinated debt)	109,554.28	94,263.57
Other liabilities	15,986.34	15,501.17
Total Capital and Liabilities	406,233.67	363,399.71

Assets
Cash and balances with Reserve Bank of India	20,906.97	27,514.29
Balances with banks and money at call and short notice	13,183.11	11,359.40
Investments	134,685.96	120,892.80
Advances	216,365.90	181,205.60
Fixed assets	4,744.26	3,212.69
Other assets	16,347.47	19,214.93
Total Assets	406,233.67	363,399.71

CONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
		(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	8,191.45	6,891.25	30,081.40	30,153.71
	a)Interest/discount on advances/bills	5,176.71	4,525.79	19,097.54	20,362.64
	b)Income on investments	2,548.93	1,899.76	9,180.68	7,816.44
	c)Interest on balances with reserve bank of India and other inter-bank funds	119.75	151.57	469.32	711.17
	d)Others	346.06	314.13	1,333.86	1,263.46
2.	Other Income	9,987.54	9,320.77	31,513.30	29,446.06
3.	TOTAL INCOME (1)+(2)	18,178.99	16,212.02	61,594.70	59,599.77
4.	Interest expanded	5,203.01	4,475.08	19,342.57	20,729.19
5.	Operating expenses (e)+(f)	10,399.59	8,727.42	31,302.45	27,733.24
	e)Payment to and provisions for employees	1,207.49	1,037.07	4,392.60	3,678.43
	f)Other operating expenses	9,192.10	7,690.35	26,909.85	24,054.81
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	15,602.60	13,202.50	50,645.02	48,462.43
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)	2,576.39	3,009.52	10,949.68	11,137.34
8.	Provisions (other than tax) and contingencies	464.37	1,024.36	2,559.98	4,558.70
9.	Exceptional items	∙∙	∙∙	∙∙	∙∙
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	2,112.02	1,985.16	8,389.70	6,578.64
11.	Tax expense (g)+(h)	534.36	535.45	2,071.51	1,735.23
	g)Current period tax	651.97	400.84	2,515.67	1,970.21
	h)Deferred tax adjustment	(117.61)	134.61	(444.16)	(234.98)
12.	Less: Share of profit/(loss) of minority shareholders	9.73	107.91	224.92	173.12
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES (10)–(11)–(12)	1,567.93	1,341.80	6,093.27	4,670.29
14.	Extraordinary items (net of tax expense)	∙∙	∙∙	∙∙	∙∙
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)	1,567.93	1,341.80	6,093.27	4,670.29
16.	Paid-up equity share capital (face value Rs.10/–)	1,151.82	1,114.89	1,151.82	1,114.89
17	Analytical ratios
	Basic earnings per share for the period (not annualised for quarter) (in Rs.)	13.61	12.04	53.54	41.93
	Diluted earnings per share for the period (not annualised for quarter) (in Rs.)	13.58	11.97	53.25	41.72

SUMMARISED CONSOLIDATED BALANCE SHEET

(Rs. in crore)
Particulars	At
	March 31, 2011	March 31, 2010
	(Audited)	(Audited)
Capital and Liabilities
Capital	1,151.82	1,114.89
Employees stock options outstanding	0.29	∙∙
Reserves and surplus	54,150.38	50,181.61
Minority interest	1,358.22	1,270.40
Deposits	259,106.01	241,572.30
Borrowings (includes preference shares and subordinated debt)	125,838.86	115,698.32
Liabilities on policies in force	64,482.06	53,965.43
Other liabilities	27,680.23	25,544.35
Total Capital and Liabilities	533,767.87	489,347.30

Assets
Cash and balances with Reserve Bank of India	21,234.01	27,850.28
Balances with banks and money at call and short notice	18,151.26	19,293.85
Investments	209,652.78	186,319.78
Advances	256,019.31	225,778.13
Fixed assets	5,489.55	3,862.29
Other assets	23,220.96	26,242.97
Total Assets	533,767.87	489,347.30

CONSOLIDATED SEGMENTAL RESULTS

(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
		(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	4,232.57	4,018.21	15,973.49	17,724.41
b	Wholesale Banking	5,460.21	4,240.51	19,323.27	19,254.13
c	Treasury	6,441.08	5,463.41	23,856.31	24,829.75
d	Other Banking	693.07	781.65	2,835.66	3,489.81
e	Life Insurance	7,509.54	6,701.64	21,229.41	18,537.80
f	General Insurance	884.86	749.07	3,517.95	2,851.11
g	Venture Fund Management	31.47	54.06	196.23	183.27
h	Others	650.83	774.44	2,773.13	3,257.66
	Total	25,903.90	22,782.99	89,705.45	90,127.94
	Less: Inter Segment Revenue	7,724.91	6,570.97	28,110.75	30,528.17
	Income from Operations	18,178.99	16,212.02	61,594.70	59,599.77
2.	Segment Results (Profit before tax and minority interest)
a	Retail Banking	(52.26)	(342.32)	(514.19)	(1,333.51)
b	Wholesale Banking	1,452.58	1,051.55	4,899.70	3.645.10
c	Treasure	440.33	575.96	2,201.01	2,744.44
d	Other Banking	171.15	221.70	589.09	773.38
e	Life Insurance	315.66	428.45	924.70	277.65
f	General Insurance	(331.43)	0.63	(82.34)	158.31
g	Venture Fund Management	2.01	13.70	93.75	74.41
h	Others	186.03	126.36	679.56	681.42
	Total segment results	2,184.07	2,076.03	8,791.28	7,021.20
	Less: Inter segment adjustment	72.05	90.87	401.58	442.56
	Unallocated expenses	∙∙	∙∙	∙∙	∙∙
	Profit before tax and minority interest	2,112.02	1,985.16	8,389.70	6,578.64
3.	Capital Employed (Segment Assets – Segment Liabilities)
a	Retail Banking	(87,448.61)	(44,905.31)	(87,448.61)	(44,905.31)
b	Wholesale Banking	80,539.81	26,929.31	80,539.81	26,929.31
c	Treasury	40,526.48	48,672.66	40,526.48	48,672.66
d	Other Banking	8,598.47	7,902.33	8,598.47	7,902.33
e	Life Insurance	2,811.85	2,517.11	2,811.85	2,517.11
f	General Insurance	1,437.21	1,672.17	1,437.21	1,672.17
g	Venture Fund Management	104.29	92.09	104.29	92.09
h	Others	2,051.90	1,936.43	2,051.90	1,936.43
i	Unallocated	6,681.09	6,479.71	6,681.09	6,479.71
	Total	55,302.49	51,296.50	55,302.49	51,296.50

Notes on segmental results

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on “Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures of ICICI Bank Limited (“the Bank”) which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.
“Treasury” includes the entire investment portfolio of the Bank, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Emerging Sectors Fund, ICICI Strategic Investments Fund and ICICI Venture Value Fund.

5.
“Other Banking” includes hire purchase and leasing operations and other items not attributable to any particular business segment of the Bank.  Further, it includes the Bank’s subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and its subsidiary, namely ICICI Wealth Management Inc. (up to December 31, 2009) and ICICI Bank Eurasia LLC.

6.	“Life Insurance” represents ICICI Prudential Life Insurance Company Limited.
7.	“General Insurance” represents ICICI Lombard General Insurance Company Limited.
8.	“Venture Fund Management” represents ICICI Venture Funds Management Company Limited.
9.	“Others” comprises the consolidated entities of the Bank, not covered in any of the segments above.

Notes:

1.
The Bank of Rajasthan Limited (Bank of Rajasthan), a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949 was amalgamated with ICICI Bank Limited (ICICI Bank) with effect from close of business of August 12, 2010 in terms of the Scheme of Amalgamation (the Scheme) approved by the Reserve Bank of India vide its order DBOD No. PSBO 2603/16.01.128/2010-11 dated August 12, 2010 under sub section (4) of section 44a of the Banking Regulation Act, 1949.  The consideration for the amalgamation was 25 equity shares of ICICI Bank of the face value of Rs. 10/- each fully paid-up for every 118 equity shares of Rs. 10/- each of Bank of Rajasthan.  Accordingly, ICICI Bank allotted 31,323,951 equity shares to the shareholders of Bank of Rajasthan on August 26, 2010 and 2,860,170 equity shares which were earlier kept in abeyance pending civil appeal, on November 25, 2010.

2.
Market repurchase and reverse repurchase transactions are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.  Transactions with the Reserve Bank of India under Liquidity Adjustment Facility are accounted for as sale and purchase transactions.

3.
The Bank follows trade date accounting for purchase and sale of investments, except government securities where settlement date accounting is followed from January 1, 2011 pursuant to RBI circular DBOD No.BP.BC.58/21.04.141/2010-11 dated November 4, 2010.

4.
In accordance with Insurance Regulatory and Development Authority (IRDA) guidelines, ICICI Lombard General Insurance Company (ICICI General), together with all other general insurance companies participates in the Indian Motor Third Party Insurance Pool (“the Pool”), administered by the General Insurance Corporation of India (“GIC”) from April 1, 2007.  The Pool covers reinsruance of third party risks of commercial vehicles.  Based on an analysis of the performance of the Pool by an independent consultant, IRDA has instructed all general insurance companies to provide at a higher provisional loss ratio of 153% [for each of the four years from March 31, 2008 to March 31, 2011 (FY2011)] in the financial results for FY2011.  Accordingly, the loss before tax of ICICI General of Rs. 82.34 crore for FY2011 and Rs. 331.43 crore for the three months ended March 31, 2011 (Q4-2011) includes impact of additional pool losses of Rs. 272.00 crore.  The Bank’s consolidated net profit before tax for FY2011 and Q4-2011 includes impact of additional pool losses of Rs. 200.06 crore in line with the Bank’s shareholding in ICICI General.

5.	The provision coverage ratio of the Bank at March 31, 2011, computed as per the RBI circular dated December 1, 2009, is 76.0% (March 31, 2010: 59.5%).
6.	During the three months ended March 31, 2011, the Bank has allotted 350,183 equity shares of 10/- each pursuant to exercise of employee stock options.
7.	Status of equity investors’ companies/grievances for the three months ended March 31, 2011:

Opening balance	Additions	Disposals	Closing balance
0	36	36	0

8.
The Board of Directors has recommended a dividend of Rs. 14.00 per equity share for the year ended March 31, 2011 (previous year dividend of Rs. 12.00 per equity share).  The declaration and payment of dividend is subject to requisite approvals.  the Board of Directors has also recommended a dividend of $100.00 per preference share on 350 preference shares of the face value of Rs.  1 crore each for the year ended March 31, 2011.

9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period/year classification.
10.	The above financial results have been approved by the Board of Directors at its meeting held on April 28, 2011.
11.
The above unconsolidated and consolidated financial results for the year ended March 31, 2011 are audited by the statutory auditors, S.R. Batliboi & Co., Chartered Accountants.  The unconsolidated and consolidated financial results for the year ended March 31, 2010 have been audited by another firm of chartered accountants.

12.	Rs. 1 crore = Rs. 10 million.

/s/ N.S. Kannan
Place:	Mumbai	N.S. Kannan
Date:	April 28, 2011	Executive Director & CFO

ITEM 2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 28, 2011

Performance Review – Quarter and year ended March 31, 2011

●
44% year-on-year increase in standalone profit after tax to Rs. 1,452 crore (US$ 326 million) for the quarter ended March 31, 2011 from Rs. 1,006 crore (US$ 226 million) for the quarter ended March 31, 2010

●	28% increase in standalone profit after tax to 5,151 crore (US$ 1.2 billion) for the year ended March 31, 2011 from 4,025 crore (US$ 903 million) for the year ended March 31, 2010

●
30% year-on-year increase in consolidated profit after tax to Rs. 6,093 crore (US$ 1.4 billion) for the year ended March 31, 2011 from Rs. 4,670 crore (US$ 1.0 billion) for the year ended March 31, 2010

●	Current and savings account (CASA) deposit ratio increased to 45.1% at March 31, 2011 from 41.7% at March 31, 2010

●	Net non-performing asset ratio decreased to 0.94% at March 31, 2011 from 1.87% at March 31, 2010 and 1.16% at December 31, 2010

●	Provision coverage ratio increased to 76.0% at March 31, 2011 from 59.5% at March 31, 2010 and 71.8% at December 31, 2010

●	Strong capital adequacy ratio of 19.54% and Tier-1 capital adequacy of 13.17%

●	Increase in dividend to Rs. 14 per share proposed

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the year ended March 31, 2011.

Profit & loss account

●
Profit after tax increased 44% to Rs. 1,452 crore (US$ 326 million) for the quarter ended March 31, 2011 (Q4-2011) from Rs. 1,006 crore (US$ 226 million) for the quarter ended March 31, 2010 (Q4-2010).

●	Net interest income increased 23% to Rs. 2,510 crore (US$ 563 million) in Q4-2011 from Rs. 2,035 crore (US$ 456 million) in Q4-2010.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

●	Fee income increased 18% to Rs. 1,791 crore (US$ 402 million) in Q4-2011 from Rs. 1,521 crore (US$ 341 million) in Q4-2010.

●	Provisions decreased 61% to Rs. 384 crore (US$ 86 million) in Q4-2011 from Rs. 990 crore (US$ 222 million) in Q4-2010.

●	Profit after tax for the year ended March 31, 2011 (FY2011) increased 28% to Rs. 5,151 crore (US$ 1.2 billion) from Rs. 4,025 crore (US$ 903 million) for the year ended March 31, 2010 (FY2010).

Operating review

The Bank has continued with its strategy of pursuing profitable growth. In this direction, the Bank continues to leverage its strong corporate franchise, its international presence and its expanded branch network in India. At March 31, 2011, the Bank had 2,529 branches and 6,104 ATMs, the largest branch network among private sector banks in the country.

Credit growth

Advances increased by 19% year-on-year to Rs. 216,366 crore (US$ 48.5 billion) at March 31, 2011 from Rs. 181,206 crore (US$ 40.6 billion) at March 31, 2010.

Deposit growth

Savings deposits increased by 26% year-on-year to Rs. 66,869 crore (US$ 15.0 billion) at March 31, 2011 from Rs. 53,218 crore (US$ 11.9 billion) at March 31, 2010 and the CASA ratio increased to 45.1% at March 31, 2011 from 41.7% at March 31, 2010.

Capital adequacy

The Bank’s capital adequacy at March 31, 2011 as per Reserve Bank of India’s revised guidelines on Basel II norms was 19.54% and Tier-1 capital adequacy was 13.17%, well above RBI’s requirement of total capital adequacy of 9.0% and Tier-1 capital adequacy of 6.0%.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Asset quality

Net non-performing assets decreased 37% to Rs. 2,459 crore (US$ 551 million) at March 31, 2011 from Rs. 3,901 crore (US$ 875 million) at March 31, 2010 (Rs. 2,873 crore (US$ 644 million) at December 31, 2010). The Bank’s net non-performing asset ratio decreased to 0.94% at March 31, 2011 from 1.87% at March 31, 2010 and 1.16% at December 31, 2010. The Bank’s provisioning coverage ratio computed in accordance with RBI guidelines at March 31, 2011 was 76.0% compared to 59.5% at March 31, 2010 and 71.8% at December 31, 2010.

Dividend on equity shares

The Board has recommended a dividend of Rs. 14 per equity share (equivalent to US$ 0.63 per ADS) for FY2011. The declaration and payment of dividend is subject to requisite approvals. The record/book closure dates will be announced in due course.

Consolidated profits

Consolidated profit after tax of the Bank increased by 30% to Rs. 6,093 crore (US$ 1.4 billion) in FY2011 from Rs. 4,670 crore (US$ 1.0 billion) in FY2010. Consolidated profit after tax for Q4-2011 increased 17% to Rs. 1,568 crore (US$ 352 million) compared to Rs. 1,342 crore (US$ 301 million) for Q4-2010.

The consolidated profits for FY2011 and Q4-2011 include the impact of additional motor pool losses on ICICI Lombard General Insurance Company (ICICI General) pursuant to the Insurance Regulatory and Development Authority (IRDA) order dated March 12, 2011, requiring all general insurance companies to provide for motor pool losses at a provisional loss ratio of 153% for all years commencing from the year ended March 31, 2008, compared to the earlier loss ratios of 122-127%. The profits of ICICI General include an impact of about Rs. 272 crore (US$ 61 million) and the consolidated profits of the Bank include an impact of about Rs. 200 crore (US$ 45 million) (in line with the Bank’s shareholding in ICICI General) on account of the above. Indian Motor Third Party Insurance Pool is an industry pool created for providing third party insurance to commercial vehicles. The results of the pool are shared by the general insurance companies in proportion to their overall market share.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) maintained its position as the largest private sector life insurer based on retail new business weighted received premium in FY2011. ICICI Life’s profit after tax for FY2011 was Rs. 808 crore (US$ 181 million) compared to Rs. 258 crore (US$ 58 million) during FY2010. Assets held increased by 19% to Rs. 68,150 crore (US$ 15.3 billion) at March 31, 2011 from Rs. 57,318 crore (US$ 12.9 billion) at March 31, 2010.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector in FY2011. ICICI General’s gross premium income in FY2011 increased by 28% to Rs. 4,408 crore (US$ 988 million) from Rs. 3,431 crore (US$ 769 million) in FY2010. ICICI General provided Rs. 272 crore (US$ 61 million) during Q4-2011 towards additional motor pool losses pursuant to the IRDA order dated March 12, 2011. After taking the same into account, ICICI General reported a loss of Rs. 80 crore (US$ 18 million) for FY2011.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore
	Q4-2010	Q4-2011	FY2010	FY2011
Net interest income	2,035	2,510	8,114	9,017
Non-interest income	1,891	1,641	7,478	6,648
- Fee income	1,521	1,791	5,650	6,419
- Lease and other income	174	46	6472	444
- Treasury income	196	(196)	1,181	(215)
Less:
Operating expense	1,458	1,789	5,593	6,381
Expenses on direct market
agents (DMAs) 1	46	45	125	157
Lease depreciation	23	12	142	79
Operating profit	2,399	2,305	9,732	9,048
Less: Provisions	990	384	4,387	2,287
Profit before tax	1,409	1,921	5,345	6,761
Less: Tax	403	469	1,320	1,610
Profit after tax	1,006	1,452	4,025	5,151

1.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront

2.	Includes profit of Rs. 203 crore related to transfer of assets and liabilities of the Bank’s merchant acquiring operations to a new entity 81% owned by First Data

3.	Results for Q4-2011 and FY2011 take into account the impact of amalgamation of erstwhile Bank of Rajasthan from close of business on August 12, 2010

4.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet
Rs. crore
	March 31, 2010	March 31, 2011
Assets
Cash & bank balances	38,874	34,090
Advances	181,206	216,366
Investments	120,893	134,686
Fixed & other assets	22,427	21,092
Total	363,400	406,234
Liabilities
Net worth	51,618	55,091
- Equity capital	1,115	1,152
- Reserves	50,503	53,939
Deposits	202,017	225,602
CASA ratio	41.7%	45.1%
Borrowings1	94,264	109,554
Other liabilities	15,501	15,987
Total	363,400	406,234
1.	Borrowings include preference shares amounting to Rs. 350 crore

2.	Figures for March 31, 2011 take into account the impact of amalgamation of erstwhile Bank of Rajasthan from close of business on August 12, 2010

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased

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complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Ranju Sigtia at 91-22-2653 6198 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 44.59

ITEM 3
Chartered Accountants	6th Floor, Express Towers Nariman Point Mumbai 400 021. India Tel: +91 22 6657 9200 Fax: +91 22 2287 6401

Auditor's report on annual financial results of the ICICI Bank Limited pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of ICICI Bank Limited

1.
We have audited the financial results of ICICI Bank limited (the 'Bank') for the year ended 31 March 2011, attached herewith, being submitted by the Bank pursuant to the requirement of clause 41 of the Listing Agreement, except for the disclosures regarding 'Public Shareholding' and 'Promoter and Promoter Group Shareholding' which have been traced from disclosures made by the management and have not been audited by us. These annual financial results have been prepared from the annual financial statements, which are the responsibility of the Bank's management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such annual financial statements, which have been prepared in accordance with the Third Schedule to the Banking Regulation Act, 1949 read with Section 211 of the Companies Act, 1956.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
We did not audit the financial statements of Singapore, Bahrain and Hong Kong branches, whose financial statements reflect total assets of Rs. 850,507.9 million as at 31 March 2011, the total revenue of Rs. 42,480.8 million for the year ended 31 March 2011 and net cash flows amounting to Rs. 39,302.7 million for the year ended 31 March 2011. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

4.	In our opinion and to the best of our information and according to the explanations given to us these financial results:
(i)	have been presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit for the year ended 31 March 2011

5.
Further, read with paragraph 1 above, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Bank in terms of clause 35 of the Listing Agreement and found the same to be correct.

/s/S R Batliboi & Co
For S R Batliboi & Co
Firm registration number: 301003E
Chartered Accountants

/s/Shrawan Jalan
per Shrawan Jalan
Partner
Membership No.: 102102
Mumbai; 28 April 2011